Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

February 27, 2015

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Hatch

Re:	Infinity Core Alternative Fund
File Nos.: 811-22923; 333-194283

Dear Ms. Hatch:

The following responds to your comments in connection with your review of Post-Effective Amendment No. 3 to the registration statement on Form N-2 under the Investment Company Act of 1940 (“1940 Act”) of the Infinity Core Alternative Fund (the “Fund”). Changes to the Fund’s disclosure will be reflected in a 497 filing.

Prospectus

1.	Fund Fees and Expenses

a.	Comment: For the line item “Interest Payments on Borrowed Funds”, please add a footnote stating: “The Fund does not expect to have any interest payments on borrowed funds during the current fiscal year. The Fund will incur interest expense on any borrowings.” In the alternative, if the Fund does expect to incur such expenses, please estimate these expenses and add them to the fee table.

b.	Response: The Fund estimates that Interest Payments on Borrowed Funds of approximately $60,000 for the current fiscal year. The Fund will revise the fee table as follows in a 497 filing:

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund’s investments.

TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (as a percentage of subscription amount) (1)	3.00%
Maximum Early Repurchase Fee (as a percentage of repurchased amount)	None
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES) (2)
Management Fee (3)	1.25%
Interest Payments on Borrowed Funds (4)	0.23%
Other Expenses (5)	1.90%
Acquired Fund Fees and Expenses (6)	5.43%
Total Annual Expenses	8.81%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement	1.63%
Net Annual Expenses (7) (8)	7.18%

__________

(1)	Investors may be charged a sales charge of up to 3.00% of the subscription amount.

(2)	This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

(3)

For its provision of advisory services to the Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.25% of the Fund’s net assets determined as of month-end. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. The Investment Adviser pays the Sub-Adviser 50% of the Management Fee it receives from the Fund.

(4)	“Interest Payments on Borrowed Funds” are estimated for the current fiscal year.
(5)	Figure represents “Other Expenses” (as defined below) for the twelve-month period ended September 30, 2014.

(6)	In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Investment Funds. The Investment Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund’s investment, performance-based fees generally from 15% to 35% of the net capital appreciation in the Fund’s investment for the year or other measurement period, subject to loss carryforward provisions, as defined in the respective Investment Funds’ agreements. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Underlying Managers (Investment Funds), which fluctuate over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7)

The Investment Manager and the Sub-Adviser have entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager and the Sub-Adviser have agreed to waive fees that they would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, and any Acquired Fund Fees and Expenses) do not exceed 1.50% on an annualized basis (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager and/or the Sub-Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. The Expense Limitation and Reimbursement Agreement has an initial three-year term ending October 1, 2016. None of the Fund, the Investment Manager or the Sub-Adviser may terminate the Expense Limitation and Reimbursement Agreement during the initial three-year term.

(8)	Ratio calculated based on net expenses and average net assets. If the net expense ratio calculation had been performed monthly, as is done for expense cap calculations, the net expense ratio would be 1.50%.

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2.	Fund Fees and Expenses
a.	Comment: Please add the termination date of the Expense Limitation and Reimbursement Agreement to footnote 6 of the fee table.

b.	Response: The Fund will add the disclosure as requested in a 497 filing. Please see the response to Comment No. 1 above.

3.	Fund Fees and Expenses
a.	Comment: Please revise the expense example so that the effect of Waivers are only included during the term of the Expense Limitation and Reimbursement Agreement.

b.	Response: The Fund will revise the expense example as follows in a 497 filing:

EXAMPLE

You Would Pay the Following Expenses Based on the Imposition of the 3.00% sales charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$99	$262	$413	$744

* * *

We thank you for your assistance. If you should have any questions regarding the Funds’ responses to your comments, please do not hesitate to contact the undersigned at (215) 988-3307.

Please be advised that the Fund and its principal underwriter have requested acceleration of the Fund’s registration statement on Form N-2 to February 27, 2015 or as soon thereafter as practicable. Please contact the undersigned at (215) 988-3307 with any questions related to this request and to notify of the effectiveness of the registration statement.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann
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